Exhibit 99.1

Tiziana Life Sciences Doses First Patient in Phase 2 Alzheimer’s Clinical Trial

●	First Patient Dosed with Intranasal Foralumab in Randomized, Placebo-Controlled Phase 2 Trial
●	Builds on Recent Evidence of Persistent Neuroinflammation in Alzheimer’s Patients Treated with Anti-Amyloid Therapies

BOSTON, MA, December 17, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, announces that the first patient has been dosed with intranasal foralumab in its Phase 2 randomized, placebo-controlled clinical trial in patients with early Alzheimer’s disease (AD). This milestone follows the Company’s December 12, 2025 announcement that enrolment had begun and the first patient was expected to be dosed imminently. The Phase 2 trial evaluates intranasal foralumab both as monotherapy and in combination with FDA-approved anti-amyloid therapies, lecanemab (Leqembi®) or donanemab, in patients with early AD.

The trial is supported by TSPO-PET imaging data demonstrating persistent and widespread microglial activation—a hallmark of neuroinflammation—in Alzheimer’s patients, even after amyloid plaque reduction with lecanemab. This evidence underscores the need for therapies targeting residual neuroinflammation, which intranasal foralumab is designed to address by modulating immune responses and calming activated microglia.

Gabriele Cerrone, Chairman & Founder of Tiziana Life Sciences stated, “Dosing the first patient marks a pivotal moment in exploring a novel immunomodulatory approach to Alzheimer’s disease. Our prior TSPO-PET data in multiple sclerosis patients showed that intranasal foralumab can significantly reduce microglial activation, and we are eager to evaluate its potential impact—alone or combined with anti-amyloid treatments—in slowing disease progression in early AD.”

Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences, commented, “We are thrilled to have rapidly advanced from enrolment to first patient dosing in this important Phase 2 trial. This achievement reflects the dedication of our team and clinical sites, as well as the urgent need for new treatment strategies that go beyond amyloid clearance to target chronic neuroinflammation. We look forward to continuing enrolment and generating data that could redefine disease modification in Alzheimer’s disease.”

About the Phase 2 Trial

The Phase 2 study is a randomized, placebo-controlled trial assessing the safety, tolerability, and potential efficacy of intranasal foralumab as monotherapy and in combination with lecanemab or donanemab in early/mild Alzheimer’s disease. Primary endpoints include neuroinflammation measured by TSPO-PET imaging, cognitive function, and changes in amyloid and tau biomarkers. Interim data are anticipated in 2026, with results intended to guide future development and potentially establish neuroimmune modulation as a key pillar in AD therapy.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative intranasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2024, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120